

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 19, 2018

<u>Via E-Mail</u>
Jesse Prince
Chief Executive Officer
HappyNest REIT, Inc.
1 N. 4th Place, Suite 27L
Brooklyn, New York 11249

> **Re: HappyNest REIT, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 4, 2018**
> **CIK No. 0001732217**

Dear Mr. Prince:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4, your intent to issue fractional shares, and your disclosure indicating that holders of fractional shares will "have all of the rights and benefits, pro rata, as holders of full shares." We also note Section 2.11 of your bylaws which provides that each stockholder having the right to vote shall be entitled to one vote for every share held. Please explain how such fractional shares, and associated rights, are provided for in your governing documents.

Valuation, page 22

2. This section states that your internal accountants will calculate your NAV per share. Disclosure in your "Valuation Policies" section indicates that a finance team employed

by your Advisor will determine your NAV. Please ensure that you consistently describe who will determine NAV and NAV per share.

Appendix A

3.   We note your response to comment 19. We note similar language in Section 3.6, where a subscriber must represent that he or she "has read, reviewed and understood the risk factors set forth in the Offering Circular." Please revise to remove this language or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Erica Markowitz, Esq.
        Herrick, Feinstein LLP